UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            NoFire Technologies, Inc.
-----------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.020 per share
-----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   654865 10 4
-----------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Andrew H. Tisch
                               667 Madison Avenue
                               New York, NY 10021
                                 (212) 521-5130
-----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 June 16 , 1998
------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of this statement, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------------------------------------------------

CUSIP No. 654865 10 4                                  Page 2 of 32 Pages
-----------------------------------------------------------------------------

-------- --------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         NF Partners, LLC
-------- --------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|

                                                                     (b)  |_|
-------- --------------------------------------------------------------------
   3
         SEC USE ONLY
-------- --------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         WC
-------- --------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          |_|
-------- --------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------- --------------------------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                2,986,109
                   ------- --------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- --------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           2,986,109
                   ------- --------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- --------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,986,109
-------- --------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                         |_|
-------- --------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.99%
-------- --------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         OO
-------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------------------------------------------

CUSIP No. 654865 10 4                                  Page 3 of 32 Pages
-----------------------------------------------------------------------------


-------- --------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         Andrew H. Tisch
-------- --------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|

                                                                     (b)  |_|
-------- --------------------------------------------------------------------
   3
         SEC USE ONLY
-------- --------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         PF
-------- --------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|
-------- --------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- --------------------------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                285,000
                   ------- --------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- --------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           285,000
                   ------- --------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- --------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         285,000
-------- --------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                         |X|
-------- --------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.33%
-------- --------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         IN
-------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------------------------------------------

CUSIP No. 654865 10 4                                  Page 4 of 32 Pages
-----------------------------------------------------------------------------


-------- --------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         JMC Investments LLC
-------- --------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|

                                                                     (b)  |_|
-------- --------------------------------------------------------------------
   3
         SEC USE ONLY
-------- --------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         WC
-------- --------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|
-------- --------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         Connecticut
-------- --------------------------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                138,891
                   ------- --------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- --------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           138,891
                   ------- --------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- --------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         138,891
-------- --------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                         |_|
-------- --------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.14%
-------- --------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         OO
-------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------------------------------------------

CUSIP No. 654865 10 4                                  Page 5 of 32 Pages
-----------------------------------------------------------------------------


-------- --------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         John Capozzi
-------- --------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|

                                                                     (b)  |_|
-------- --------------------------------------------------------------------
   3
         SEC USE ONLY
-------- --------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         OO
-------- --------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          |_|
-------- --------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- --------------------------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                175,000
                   ------- --------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- --------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           175,000
                   ------- --------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- --------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         175,000
-------- --------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                         |X|
-------- --------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.42%
-------- --------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         IN
-------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------------------------------------------

CUSIP No. 654865 10 4                                  Page 6 of 32 Pages
-----------------------------------------------------------------------------


-------- --------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         Ravitch Rice & Company LLC
-------- --------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|

                                                                     (b)  |_|
-------- --------------------------------------------------------------------
   3
         SEC USE ONLY
-------- --------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         WC
-------- --------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRE
         PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|
-------- --------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------- --------------------------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                69,444
                   ------- --------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- --------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           69,444
                   ------- --------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- --------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         69,444
-------- --------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                         |_|
-------- --------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.57%
-------- --------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         OO
-------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------------------------------------------

CUSIP No. 654865 10 4                                  Page 7 of 32 Pages
-----------------------------------------------------------------------------


-------- --------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         Barry L. Bloom
-------- --------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|

                                                                     (b)  |_|
-------- --------------------------------------------------------------------
   3
         SEC USE ONLY
-------- --------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         PF
-------- --------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|
-------- --------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- --------------------------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                124,999
                   ------- --------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- --------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           124,999
                   ------- --------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- --------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         124,999
-------- --------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                         |_|
-------- --------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.03%
-------- --------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         IN
-------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------------------------------------------

CUSIP No. 654865 10 4                                  Page 8 of 32 Pages
-----------------------------------------------------------------------------


-------- --------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         Robyn Samuels
-------- --------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|

                                                                     (b)  |_|
-------- --------------------------------------------------------------------
   3
         SEC USE ONLY
-------- --------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         PF
-------- --------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|
-------- --------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- --------------------------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                27,776
                   ------- --------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- --------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           27,776
                   ------- --------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- --------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27,776
-------- --------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                         |_|
-------- --------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.23%
-------- --------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         IN
-------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------------------------------------------

CUSIP No. 654865 10 4                                  Page 9 of 32 Pages
-----------------------------------------------------------------------------

-------- --------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         Paul A. Downey
-------- --------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|

                                                                     (b)  |_|
-------- --------------------------------------------------------------------
   3
         SEC USE ONLY
-------- --------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         PF
-------- --------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|
-------- --------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- --------------------------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                138,891
                   ------- --------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- --------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           138,891
                   ------- --------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- --------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         138,891
-------- --------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                         |_|
-------- --------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.14%
-------- --------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         IN
-------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------------------------------------------

CUSIP No. 654865 10 4                                  Page 10 of 32 Pages
-----------------------------------------------------------------------------


-------- --------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         Robert N. Downey
-------- --------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|

                                                                     (b)  |_|
-------- --------------------------------------------------------------------
   3
         SEC USE ONLY
-------- --------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         PF
-------- --------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|
-------- --------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- --------------------------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                972,219
                   ------- --------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- --------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           972,219
                   ------- --------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- --------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         972,219
-------- --------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                         |_|
-------- --------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.60%
-------- --------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         IN
-------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------------------------------------------

CUSIP No. 654865 10 4                                  Page 11 of 32 Pages
-----------------------------------------------------------------------------



-------- --------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         Robert H. Savage
-------- --------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|

                                                                     (b)  |_|
-------- --------------------------------------------------------------------
   3
         SEC USE ONLY
-------- --------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         PF
-------- --------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|
-------- --------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- --------------------------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                277,777
                   ------- --------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- --------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           277,777
                   ------- --------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- --------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         277,777
-------- --------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                         |_|
-------- --------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.26%
-------- --------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         IN
-------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------------------------------------------

CUSIP No. 654865 10 4                                  Page 12 of 32 Pages
-----------------------------------------------------------------------------


-------- --------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         Thomas M. Steinberg
-------- --------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|

                                                                     (b)  |_|
-------- --------------------------------------------------------------------
   3
         SEC USE ONLY
-------- --------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         PF
-------- ---------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|
-------- --------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- --------------------------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                124,999
                   ------- --------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- --------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           124,999
                   ------- --------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- --------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         124,999
-------- --------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                         |_|
-------- --------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.03%
-------- --------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         IN
-------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 654865 10 4             13D                     Page 13 of 32 Pages


Item 1.       Security and Issuer.

              The title of the class of equity securities to which this Statement relates is the Common Stock, par value $.020 per share per share (the "Common Stock"), of NoFire Technologies, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 21 Industrial Avenue, Upper Saddle River, New Jersey 07458.

Item 2.       Identity and Background.

              (a) - (c), (f)

              This statement is being filed by the following entities and individuals:

              1. NF Partners, LLC, a Delaware limited liability company
         ("NFP");

              2. JMC Investments LLC, a Connecticut limited liability company ("JMC");

              3. Ravitch Rice & Company LLC, a Delaware limited liability company ("RRC");

              4. Barry L. Bloom ("Bloom");

              5. Robyn Samuels ("Samuels");

              6. Paul A. Downey ("Paul Downey");

              7. Robert N. Downey (Robert Downey");

              8. Robert H. Savage ("Savage");and

              9. Thomas M. Steinberg ("Steinberg").

NFP, JMC, RRC, Bloom, Samuels, Paul Downey, Robert Downey, Savage and Steinberg are referred to herein individually as a "Purchase Agreement Investors" and collectively as the "Purchase Agreement Investors". This statement is also being filed by Andrew H. Tisch ("Andrew H. Tisch") and John Capozzi ("Capozzi"). Andrew H. Tisch, Capozzi and the Purchase Agreement Investors are referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

              On June 16, 1998, the Purchase Agreement Investors purchased from the Issuer in a private placement an aggregate of 1,388,887 units, each unit consisting of one share of Common Stock and five-year warrants ("Purchase Agreement Warrants") to purchase 2.5 shares of Common Stock at an initial exercise price of $1.00 per share, for aggregate consideration of $1,249,998.30 pursuant to a Common Stock and Five-Year Warrant Purchase Agreement (the "Purchase Agreement") dated as of June 15, 1998

CUSIP NO. 654865 10 4             13D                     Page 14 of 32 Pages


by and among the Issuer, the Purchase Agreement Investors and Sam Oolie and Samuel Gottfried.

              By signing this statement, each Reporting Person agrees that this Statement is filed on its or his behalf. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person, except to the extent that beneficial ownership is expressly reported herein.

NFP, Andrew H. Tisch
--------------------

              The sole members of NFP are Four Partners, a New York general partnership ("FP"), and Four-Fourteen Partners, LLC, a Delaware limited liability company ("4-14P"). The principal business of each of NFP, FP and 4-14P is investments. The address of the principal business and the principal office of NFP is c/o Andrew H. Tisch, 667 Madison Avenue, New York, New York 10021. The address of the principal business and the principal office of each of FP and 4-14P is c/o Thomas J. Tisch, 667 Madison Avenue, New York, New York 10021.

              The sole partners of FP are Andrew H. Tisch 1991 Trust, for which Andrew H. Tisch is the managing trustee, Daniel R. Tisch 1991 Trust, for which Daniel R. Tisch is the managing trustee, James S. Tisch 1991 Trust, for which James S. Tisch is the managing trustee, and Thomas J. Tisch 1991 Trust, for which Thomas J. Tisch is the managing trustee. Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch are referred to herein as the "Messrs. Tisch".

              The members of 4-14P are trusts for the benefit of the offspring of the Messrs. Tisch, partnerships the partners of which are such trusts and partnerships the partners of which are such partnerships. The Messrs. Tisch serve as the trustees of such trusts.

              Andrew H. Tisch has been appointed the Manager of NFP. Thomas J. Tisch has been appointed the Manager of each of FP and 4-14P.

              Set forth below is certain information with respect to the Messrs.
Tisch:

CUSIP NO. 654865 10 4             13D                     Page 15 of 32 Pages


                                                Present Principal
Name                Business Address            Occupation

Andrew H. Tisch     667 Madison Avenue          Chairman of the
                    New York, NY  10021         Managment Committee,
                                                Loews Corporation (a
                                                public company
                                                primarily engaged in
                                                insurance and
                                                tobacco)

Daniel R. Tisch     c/o Mentor Partners, L.P.   General Partner,
                    500 Park Avenue             Mentor Partners,
                    New York, NY  10022         L.P. (a partnership
                                                engaged in investment
                                                activities)

James S. Tisch      667 Madison Avenue          President and Chief
                    New York, NY  10021         Operating Officer,
                                                Loews Corporation (a
                                                public company
                                                primarily engaged in
                                                insurance and
                                                tobacco)

Thomas J. Tisch     667 Madison Avenue          Managing Partner of
                    New York, NY  10021         FLF Associates
                                                and Manager of FP and
                                                4-14P (partnerships
                                                and limited liability
                                                companies engaged in
                                                investment
                                                activities)

              The Messrs. Tisch are brothers and are United States citizens.

JMC, Capozzi
------------

              The sole members of JMC are John Capozzi and LaDonna Capozzi, Mr. Capozzi's wife. The principal business of JMC is investments. The address of the principal business and the principal office of JMC and the business address of Mr. and Mrs. Capozzi is 125 Brett Lane, Fairfield, Connecticut 06430, Attention:
Mr. John Capozzi. Mr. Capozzi's principal occupation or employment is Member and Manager of JMC and President, JMC Industries, Inc. (marketing), 125 Brett Lane, Fairfield, Connecticut 06430. Mrs. Capozzi's principal occupation or employment is Member of JMC and Vice President of JMC Industries, Inc. Mr. and Mrs. Capozzi are United States citizens.

CUSIP NO. 654865 10 4             13D                     Page 16 of 32 Pages


RRC
---

              The sole members of RRC are Richard Ravitch and Donald S. Rice. The principal business of RRC is investments. The address of the principal business and the principal office of RRC and the business address of Mr. Ravitch and Mr. Rice is 610 Fifth Avenue, Suite 420, New York, New York 10020,
Attention: Mr. Donald S. Rice. Mr. Ravitch's principal occupation or employment is principal and member of RRC. Mr. Rice's principal occupation or employment is principal and member of RRC. Mr. Ravitch and Mr. Rice are United States citizens.

Bloom
-----

              Mr. Bloom's residence address is 46 Woodmere Drive, Summit, New Jersey 07901. Mr. Bloom's principal occupation or employment is Chief Financial Officer, Tisch Financial Management (manages investments and provides services to members of the Tisch family), 667 Madison Avenue, New York, New York 10021. Mr. Bloom is a United States citizen.

Samuels
-------

              Ms. Samuel's residence address is 150 West End Avenue, Apartment 5M, New York, New York 10023. Ms. Samuels's principal occupation or employment is investment analyst, Tisch Financial Management (manages investments and provides services to members of the Tisch family), 667 Madison Avenue, New York, New York 10021. Ms. Samuels is a United States citizen.

Paul Downey
-----------

              Mr. Downey's business address is 1100 Sacramento Street, Suite 110, San Francisco, California 94108. Mr. Downey's principal occupation or employment is a consultant, Downey Capital Inc., 1100 Sacramento Street, Suite 110, San Francisco, California 94108. Mr. Downey is a United States citizen. Paul Downey and Robert Downey are brothers.

Robert Downey
-------------

              Mr. Downey's residence address is 755 Park Avenue, Apartment 8B, New York, New York 10021. Mr. Downey's principal occupation or employment is limited partner, Goldman Sachs & Co. LLC (investment banking), 85 Broad Street, New York, New York 10004. Mr. Downey is a United States citizen. Paul Downey and Robert Downey are brothers.

Savage
------

              Mr. Savage's residence address is 5 Crooked Mile Road, Westport, Connecticut 06880. Mr. Savage is retired. Mr. Savage is a United States citizen.

CUSIP NO. 654865 10 4             13D                     Page 17 of 32 Pages


Steinberg
---------

              Mr. Steinberg's residence address is 199 Aycrigg Avenue, Passaic Park, New Jersey 07055. Mr. Steinberg's principal occupation or employment is President, Tisch Financial Management (manages investments and provides services to members of the Tisch family), 667 Madison Avenue, New York, New York 10021. Mr. Steinberg is a United States citizen.

                  (d)-(e)

              During the last five years, none of the persons or entities named in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and none of the persons or entities named in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its, his or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.

              Set forth below is information regarding the funds used by the Purchase Agreement Investors to purchase the securities reported in Item 5 below.

    Reporting                                          Aggregate
     Person            Source of Funds               Purchase Price
    ---------          ---------------               --------------
NFP                    Working Capital                $767,856.60
JMC                    Working Capital                $ 35,714.70
RRC                    Working Capital                $ 17,856.90
Bloom                  Personal Funds                 $ 32,142.60
Samuels                Personal Funds                 $  7,142.40
Paul Downey            Personal Funds                 $ 35,714.70
Robert Downey          Personal Funds                 $249,999.30
Savage                 Personal Funds                 $ 71,428.50
Steinberg              Personal Funds                 $ 32,142.60


              The foregoing amounts do not include the exercise price of the Purchase Agreement Warrants. The Purchase Agreement Investors would have to pay the Purchase Agreement Warrant exercise price to obtain the shares of Common Stock that are issuable upon exercise of Purchase Agreement Warrants and that are included among the shares of Common Stock beneficially owned by the Purchase Agreement Investors. The initial exercise price

CUSIP NO. 654865 10 4             13D                     Page 18 of 32 Pages


of the Purchase Agreement Warrants is $1.00 per share of Common Stock.

              Prior to the transactions effected pursuant to the Purchase Agreement, Andrew N. Tisch had acquired 160,000 shares of Common Stock and warrants exercisable for 125,000 shares of Common Stock. The aggregate purchase price of such securities was approximately $116,200 and such securities were purchased with personal funds. The foregoing does not include the exercise price of the warrants held by Mr. Tisch.

              Mr. Capozzi will provide consulting services to the Company and will receive, as compensation for such services, Consultant Warrants (as defined below) exercisable for 75,000 shares of Common Stock at an initial exercise price of $2.00 per share (see Item 6, below). The Consultant Warrants will vest at the rate of 1,250 Consultant Warrants monthly for so long as Mr. Capozzi continues to perform such consulting services over a five-year period commencing on the date of the First Closing (as defined in Item 6, below). Beneficial ownership of all of the shares of Common Stock issuable upon exercise of the Consultant Warrants is reported herein, although Mr. Capozzi's right to receive the Consultant Warrants has not vested. On May 12, 1998, the Issuer issued 100,000 shares of Common Stock, which were registered in the name of Mr. Capozzi's wife, for marketing services provided by JMC Industries, Inc.

Item 4.       Purpose of Transaction.

              The Reporting Persons have acquired the shares of Common Stock and warrants referred to in Item 5 to obtain a significant equity investment in the Issuer. At the present time, but subject to their individual continuing evaluations of the factors noted below, the Reporting Persons intend to retain such shares of Common Stock and warrants.

              Whether the Reporting Persons purchase any additional shares of Common Stock or warrants or dispose of any shares of Common Stock or warrants, and the amount and timing of any such transactions, will depend upon the Reporting Persons' individual continuing assessments of pertinent factors, including: the availability of shares of Common Stock and warrants for purchase at particular price levels; the Issuer's and the particular Reporting Person's business and prospects; other business investment opportunities available to the particular Reporting Person; economic conditions; stock market conditions; money market conditions; the attitudes and actions of the Board of Directors and management of the Issuer; the availability and nature of opportunities to dispose of the particular Reporting Person's interest in the Issuer; and other plans and requirements of the particular Reporting Person. Depending upon their individual assessments of these factors from time to time, each Reporting Person may change its present intentions as stated above, including determining to acquire additional shares

CUSIP NO. 654865 10 4             13D                     Page 19 of 32 Pages


of Common Stock or warrants (by means of open market or privately negotiated purchases, exercise of rights to purchase additional shares of Common Stock and Purchase Agreement Warrants pursuant to the Purchase Agreement under circumstances where such purchases are not mandatory, or otherwise) or to dispose of some or all of the shares of Common Stock or warrants held by each of them. As described in Item 6 below, the Reporting Persons may, under certain circumstances, be obligated pursuant to the Purchase Agreement to purchase additional shares of Common Stock and Purchase Agreement Warrants.

              The Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets or any change in its Board of Directors, management, capitalization, dividend policy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.       Interest in Securities of the Issuer.

              (a) Set forth in the table below is the aggregate number of shares of Common Stock beneficially owned as of the date hereof by each person or entity named in Item 2 above, together with the percentage of outstanding shares of Common Stock which is beneficially owned by each such person or entity. The information set forth in this table does not include any shares of Common Stock that the Purchase Agreement Investors may acquire pursuant to the Purchase Agreement at future closings (see Item 6, below). The ownership percentages set forth in the table below are based on 10,701,549 shares of Common Stock having been outstanding prior to the transactions contemplated by the Purchase Agreement, which information was represented and warranted by the Issuer to the Purchase Agreement Investors in the Purchase Agreement, and the issuance pursuant to the Purchase Agreement of 1,388,887 shares of Common Stock and Purchase Agreement Warrants exercisable for 3,472,218 shares of Common Stock. The percentages of the outstanding shares of Common Stock owned by each of the persons listed below and the percentage of the outstanding shares of Common Stock owned by all of such persons in the aggregate have been calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to reflect ownership of shares of Common Stock issuable upon exercise of outstanding warrants. As provided in such Rule, shares of Common Stock issuable to any person upon exercise of its, his or her warrants (or issuable to all such persons in the aggregate) are deemed to be outstanding for the purpose of calculating such person's beneficial ownership (or all such persons' aggregate beneficial ownership) but not any other person's beneficial ownership.

CUSIP NO. 654865 10 4             13D                     Page 20 of 32 Pages



                                                                                                           % 0f Class
 Name of Beneficial Owner                Amount and Nature of Beneficial Ownership                        Outstanding
 ------------------------                -----------------------------------------                        -----------
                              Owned                    Has Right
                              Currently                to Acquire                 Total
                              ---------                ----------                 -----

NFP                           853,174              2,132,935                    2,986,109                    20.99%
FP                                   (1)                    (1)                          (1)                       (1)
4-14P                                (1)                    (1)                          (1)                       (1)
Andrew H. Tisch                      (1)                    (1)                          (1)                       (1)
 1991 Trust
Daniel R. Tisch                      (1)                    (1)                          (1)                       (1)
 1991 Trust
James S. Tisch                       (1)                    (1)                          (1)                       (1)
 1991 Trust
Thomas J. Tisch                      (1)                    (1)                          (1)                       (1)
 1991 Trust
Andrew H. Tisch               160,000(1)             125,000(1)(2)                285,000(1)(2)               2.33%(1)
Daniel R. Tisch                      (1)                    (1)                          (1)                       (1)
James S. Tisch                       (1)                    (1)                          (1)                       (1)
Thomas J. Tisch                      (1)                    (1)                          (1)                       (1)
JMC                            39,683                 99,208                      138,891                     1.14%
Capozzi                       100,000(3)              75,000 (3)                  175,000(3)                  1.42%(3)
RRC                            19,841                 49,603                       69,444                     0.57%
Richard Ravitch                      (4)                     (4)                         (4)                       (4)
Donald S. Rice                       (4)                     (4)                         (4)                       (4)
Barry L. Bloom                 35,714                 89,285                      124,999                     1.03%
Robyn Samuels                   7,936                 19,840                       27,776                     0.23%
Paul A. Downey                 39,683                 99,208                      138,891                     1.14%
Robert N. Downey              277,777                694,442                      972,219                     7.60%
Robert H. Savage               79,365                198,412                      277,777                     2.26%
Thomas M. Steinberg            35,714                 89,285                      124,999                     1.03%
                              --------              ---------                   ---------                    ------
Total                       1,648,887              3,672,218                    5,321,105                    33.76%


CUSIP NO. 654865 10 4             13D                     Page 21 of 32 Pages


(1) Does not include shares owned by NFP. None of FP, 4-14P or the Messrs. Tisch beneficially owns any shares of Common Stock, except for the shares of Common Stock beneficially owned by Andrew H. Tisch and except to the extent that beneficial ownership of shares of Common Stock beneficially owned by NFP may be attributed to them.

(2) Prior to the transactions effected pursuant to the Purchase Agreement, Mr. Tisch acquired the following warrants: (a) warrants to acquire 50,000 shares of Common Stock at an exercise price of $2.00 per share, which warrants expire on November 13, 2001, (b) warrants to acquire 50,000 shares of Common Stock at an exercise price of $2.00 per share, which warrants expire on September 22, 2002 and (c) warrants to acquire 25,000 shares of Common Stock at an exercise price of $3.00 per share, which warrants expire on September 22, 2002.

(3) Shares in the "Owned Currently" column are owned by Mr.Capozzi's wife. Shares in the "Has Right to Acquire" column are shares of Common Stock issuable upon exercise of the Consultant Warrants. Mr. Capozzi's rights to receive the Consultant Warrants vest at the rate of 1,250 Consultant Warrants monthly for so long as Mr. Capozzi continues to perform consulting services for the Issuer over a five-year period commencing on the date of the First Closing. Does not include shares owned by JMC.

(4) Does not include shares owned by RRC. Neither Mr. Ravitch nor Mr. Rice beneficially owns any shares of Common Stock, except to the extent that beneficial ownership of shares of Common Stock beneficially owned by RRC may be attributed to them.

              (b) Set forth in the table below is information with respect to the number of shares of Common Stock beneficially owned as of the date hereof by each person or entity named in Item 2 above, indicating, with respect to such shares of Common Stock, whether each such person has the sole power to vote or direct the vote or shared power to vote or direct the vote and sole power to dispose or direct the disposition or shared power to dispose or direct the disposition.

CUSIP NO. 654865 10 4             13D                     Page 22 of 32 Pages



     Name of Beneficial                                                       Power to Dispose or Direct the
            Owner                   Power to Vote or Direct the Vote                   Disposition
            -----                   ---------------------------------         ------------------------------
                                        Sole                Shared                 Sole              Shared
                                        ----                ------                 ----              ------


NFP                                    2,986,109               0                  2,986,109             0
FP                                              (1)             (1)                        (1)           (1)
4-14P                                           (1)             (1)                        (1)           (1)
Andrew H. Tisch                                 (1)             (1)                        (1)           (1)
 1991 Trust
Daniel R. Tisch                                 (1)             (1)                        (1)           (1)
 1991 Trust
James S. Tisch                                  (1)             (1)                        (1)           (1)
 1991 Trust
Thomas J. Tisch                                 (1)             (1)                        (1)           (1)
 1991 Trust
Andrew H. Tisch                          285,000(1)             (1)                 285,000(1)           (1)
Daniel R. Tisch                                 (1)             (1)                        (1)           (1)
James S. Tisch                                  (1)             (1)                        (1)           (1)
Thomas J. Tisch                                 (1)             (1)                        (1)           (1)
JMC                                      138,891               0                    138,891             0
RRC                                       69,444               0                     69,444             0
Capozzi                                  175,000(2)             (2)                 175,000(2)           (2)
Richard Ravitch                                 (3)             (3)                        (3)           (3)
Donald S. Rice                                  (3)             (3)                        (3)           (3)
Barry L. Bloom                           124,999               0                    124,999             0
Robyn Samuels                             27,776               0                     27,776             0
Paul A. Downey                           138,891               0                    138,891             0
Robert N. Downey                         972,219               0                    972,219             0
Robert H. Savage                         277,777               0                    277,777             0
Thomas M. Steinberg                      124,999               0                    124,999             0




(1) By virtue of their status as managing trustees of the trusts which are the general partners of FP and which are (i) members of 4-14P or (ii) partners of partnerships which are members of 4-14P or (iii) partners of partnerships which are partners of partnerships which are members of 4-14P, the Messrs. Tisch may be deemed to have indirectly shared power to vote or direct the vote and dispose or

CUSIP NO. 654865 10 4             13D                     Page 23 of 32 Pages


         direct the disposition of the shares of Common Stock owned by NFP.

(2) By virtue of his status as manager and a member of JMC, Mr.Capozzi may be deemed to have indirectly power to vote or direct the vote and dispose or direct the disposition of the shares of Common Stock owned by JMC.

(3) By virtue of their status as members of RRC, Mr. Ravitch and Mr.Rice may be deemed to have indirectly shared power to vote or direct the vote and dispose or direct the disposition of the shares of Common Stock owned by NFP.

              (c) The only transactions in the Common Stock effected by the Reporting Persons during the sixty days preceding the date hereof were (i) the respective acquisitions by the Purchase Agreement Investors on June 16, 1998 from the Issuer in a private placement pursuant to the Purchase Agreement of units consisting of one share Common Stock and Purchase Agreement Warrants to purchase 2.5 shares of Common Stock, which are summarized below, (ii) Mr. Capozzi's acquisition of rights to receive the Consultant Warrants, as set forth in the Purchase Agreement (see Item 6, below), and (iii) the issuance by the Issuer to Mr. Capozzi's wife on May 12, 1998 of 100,000 shares of Common Stock for marketing services provided by JMC Industries, Inc. None of the other persons or entities named in Item 2 above effected any other transactions in the Common Stock during the 60 days preceding the date hereof.

   Name of Reporting Person                     Units
   ------------------------                     -----
                                       Number          Price/Unit
                                       ------          ----------
     NFP                               853,174           $0.90
     JMC                                39,683           $0.90
     RRC                                19,841           $0.90
     Barry L. Bloom                     35,714           $0.90
     Robyn Samuels                       7,936           $0.90
     Paul A. Downey                     39,683           $0.90
     Robert N. Downey                  277,777           $0.90
     Robert H. Savage                   79,365           $0.90
     Thomas M. Steinberg                35,714           $0.90
                                     ---------
                                     1,388,887

              (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the persons and entities named in Item 2 above.

CUSIP NO. 654865 10 4             13D                     Page 24 of 32 Pages


Item 6.       Contracts, Arrangements, Understandings or
              Relationship with Respect to Securities of the Issuer.

              The Purchase Agreement Investors purchased the shares of Common Stock and Purchase Agreement Warrants reported herein from the Issuer in a private placement on June 16, 1998 (the "First Closing") pursuant to the Purchase Agreement. The summary set forth below of certain provisions of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

              The Purchase Agreement provides that if, prior to August 31, 1999, the Issuer has entered into binding contracts with nuclear power generating companies or their contractors providing for gross sales of more than $100,000 of the Issuer's fire retardant products during the first year of such contracts to upgrade fire protection of control wiring at nuclear power generating facilities, the Purchase Agreement Investors will purchase an aggregate of 166,667 additional units, each unit consisting of one share of Common Stock and Purchase Agreement Warrants to purchase 2.5 shares of Common Stock at an initial exercise price of $1.00 per share, at a tranche 2 closing (the "Second Tranche Closing") for a purchase price of $0.90 per unit or an aggregate purchase price of $150,000.30. Set forth below is information concerning the number of shares of Common Stock that each Purchase Agreement Investor would acquire at a Second Tranche closing if the Issuer enters into such contracts.


  Name of                          Shares of             Shares
 Reporting                          Common             Underlying                                Purchase
  Person                             Stock               Warrants            Total               Price(1)
 ---------                        ------------         ----------            -----               --------

NFP                                  102,381               255,952           358,333             $92,142.90
JMC                                    4,762                11,905            16,667              $4,285.80
RRC                                    2,381                 5,953             8,334              $2,142.90
Bloom                                  4,286                10,715            15,001              $3,857.40
Samuels                                  952                 2,380             3,332                $856.80
Paul Downey                            4,762                11,905            16,667              $4,285.80
Robert Downey                         33,333                83,333           116,666             $29,999.70
Savage                                 9,524                23,810            33,334              $8,571.60
Steinberg                              4,286                10,715            15,501              $3,857.40
                                      ------             ---------           -------             ----------
Total                                166,667               416,668           583,335            $150,000.30


CUSIP NO. 654865 10 4             13D                     Page 25 of 32 Pages


(1) Does not include the exercise price of the Purchase Agreement Warrants. The Reporting Persons would have to pay the Purchase Agreement Warrant exercise price to obtain the shares of Common Stock shown in the "Shares Underlying Warrants" column. The initial exercise price of the Purchase Agreement Warrants is $1.00 per share of Common Stock.

              The Purchase Agreement provides that if for the fiscal year ending August 31, 1999, the Issuer has net sales of $2,000,000 or more and pre-tax earnings of $400,000 or more, the Purchase Agreement Investors will purchase an aggregate of 557,557 additional units, each unit consisting of one share of Common Stock and Purchase Agreement Warrants to purchase 2.5 shares of Common Stock at an initial exercise price of $1.00 per share, at a second closing (the "Second Closing") on September 15, 1999 for a purchase price of $0.90 per unit or an aggregate purchase price of $500,001.30. If the Issuer fails to meet the net sales and pre-tax earnings thresholds set forth above, the Purchase Agreement Investors may nevertheless, at their option, purchase such additional number of units. Set forth below is information concerning the number of shares of Common Stock that each Purchase Agreement Investor would acquire if the Issuer meets such net sales and pre-tax earnings thresholds or, if such thresholds are not met, the Purchase Agreement Investors exercise their option in full.



  Name of                          Shares of             Shares
 Reporting                          Common             Underlying                                Purchase
  Person                             Stock               Warrants            Total               Price(1)
 ---------                        ------------         ----------            -----               --------

NFP                              341,270                 853,175          1,194,445             $307,143.00
JMC                               15,873                  39,682             55,555              $14,285.70
RRC                                7,937                  19,842             27,779               $7,143.30
Bloom                             14,286                  35,715             50,001              $12,857.40
Samuels                            3,175                   7,938             11,113               $2,857.50
Paul Downey                       15,873                  39,682             55,555              $14,285.70
Robert Downey                    111,111                 277,778            388,889              $99,999.90
Savage                            31,746                  79,365            111,111              $28,571.40
Steinberg                         14,286                  35,715             50,001              $12,857.40
                                 -------               ---------          ---------             -----------
Total                            555,557               1,388,892          1,944,449             $500,001.30


CUSIP NO. 654865 10 4             13D                     Page 26 of 32 Pages


  (1) Does not include the exercise price of the Purchase Agreement Warrants. The Purchase Agreement Investors would have to pay the Purchase Agreement Warrant exercise price to obtain the shares of Common Stock shown in the "Shares Underlying Warrants" column. The initial exercise price of the Purchase Agreement Warrants is $1.00 per share of Common Stock.

              Pursuant to the Purchase Agreement, the Issuer has entered into covenants with the Purchase Agreement Investors, including covenants with respect to the following matters:

                   Expenditures. The Issuer may not commit to expenditures greater than $50,000 for any single transaction or purchase, including any purchase requiring installments or future payments which in aggregate would exceed $50,000. Any such expenditures require the prior approval of any two of the following Purchase Agreement Investors (hereinafter referred to as a "Purchasers' Representative"): JMC, NFP (including its designated representative, initially Andrew Tisch) or Robert Downey (including his designated representative).

                   Sales and Marketing Contracts. JMC must approve any material sales or marketing contracts that the Issuer wishes to enter. The purpose of this is to ensure an experienced marketing professional has the opportunity to review any significant arrangements in advance of the Issuer's commitment.

                   Consulting Fee. The Issuer will pay JMC Industries, Inc. ("JMCII) (which is controlled by John Capozzi) a monthly consulting fee of $7,000 per month. JMCII will serve as the marketing liaison between the Issuer and Marketing Corporation of America ("MCA"). In addition, JMCII will receive a 5% royalty on revenues produced by JMCII sales actions, which will be approved and registered with the Issuer in writing prior to developing these contacts.

                   Consulting Arrangements. Mr. John Capozzi will accept a position as consultant to the Issuer's Board of Directors commencing at the First Closing. The Issuer has agreed to indemnify him fully against any and all lawsuits by past, present or future shareholders, customers, or others for any reason whatsoever, including full reimbursement for all reasonable legal or related expenses. Since the Issuer has no Director and Officer Liability Insurance, the Issuer has agreed that Capozzi may obtain Errors and Omissions Insurance at an annual premium of no more than $5,000 which the Issuer will reimburse. The Issuer will provide him as compensation for such services with five-year Warrants (the "Consultant Warrants") to purchase 75,000 shares of Common Stock at an exercise price

CUSIP NO. 654865 10 4             13D                     Page 27 of 32 Pages


    of $2.00 per share. Such 75,000 Consultant Warrants will vest at the rate of 1,250 Consultant Warrants monthly for so long as Capozzi continues to perform such consulting services over a five year period commencing on the date of the First Closing. NFP or Robert Downey may at any time, but not earlier than 4 months from the date of the Purchase Agreement, with 20 days notice, terminate the consulting arrangement with JMCII for "cause," which for purposes of the Purchase Agreement shall mean that (i) JMCII or John Capozzi has failed to provide consulting services agreed in the Purchase Agreement or in any consulting agreement with the Issuer, (ii) JMCII or John Capozzi has engaged in gross or persistent misconduct relative to the affairs of the Issuer, (iii) JMCII or John Capozzi has engaged in acts materially injurious to the Issuer or its reputation or in acts of dishonesty affecting the Issuer, (iv) JMCII or John Capozzi has been convicted of, or pleaded guilty or no-contest to a felony, (v) John Capozzi has reached his 65th birthday or (vi) the Issuer has failed to achieve sales targets set forth on Schedule 4 to the Purchase Agreement. In the event of any termination for cause, any voluntary termination by JMCII, or the death, incapacity, or resignation or withdrawal from JMCII of John Capozzi, only those Consultant Warrants vested on the date of termination will remain with JMCII. In any such event, JMCII's monthly consulting fee shall accrue through the date of termination and thereupon terminate, and JMCII's entitlement to royalties pursuant to the Purchase Agreement will be subject to a sales agreement entered into between JMCII and the Issuer after the First Closing, said agreement being subject to prior approval by NFP and Downey.

                   Restriction on Use of Funds. Funds provided through the investments of the Purchase Agreement Investors will only be used for payment of legal fees and expenses of the Issuer's and the Purchase Agreement Investors' counsel incurred in connection with entering into and accomplishing the transactions contemplated under the Purchase Agreement and operating expenses incurred by the Issuer as per the cash flow projection attached as an exhibit to the Purchase Agreement. The Company has agreed that funds from the investments of the Purchase Agreement Investors will be used only to accomplish the financing provided by the Purchase Agreement and for operating and marketing purposes intended to bolster the Issuer's business and to create a positive cash flow.

                   Legal Fees and Expenses. The Issuer agreed to pay all legal fees and expenses incurred by the Purchase Agreement Investors or JMC in connection with entering into and accomplishing the transactions under the Purchase Agreement or incurred in connection with disputes regarding the Purchase Agreement brought about by inaccuracies,

CUSIP NO. 654865 10 4             13D                     Page 28 of 32 Pages


    misrepresentations or breach of any of the covenants of the Issuer.

                   New Contracts/Agreements. The Issuer agreed that it would not enter into any new agreements or relationships, or contract renewals, including but not limited to, any sales or marketing contracts, any employment or consulting arrangements, or any agreements that require issuance of additional shares of Common Stock, warrants, or any other securities by the Issuer without the written approval of either of the Purchasers' Representatives.

                   Negative Covenant Re. Patents and Trademark. The Issuer agreed that it would not transfer, assign, sell, pledge, hypothecate, or otherwise dispose or encumber any intellectual property, including but not limited to its principal patents and trademarks.

                   Additional Warrant Issuance. The Issuer agreed that it would issue to Mr. Ed Kaplan Five-year Warrants to purchase 50,000 shares of Common Stock and to Mr. Jerome Kaplan Five-year Warrants to purchase 25,000 shares of Common Stock, in each case with an exercise price of $1.00 per share of Common Stock, in consideration for shares of Common Stock that each recently purchased.

                   Sacks Option. The Issuer and the Purchase Agreement Investors agreed that after the First Closing and on or prior to July 15, 1998, Mr. David Sacks would have the right to invest up to $50,000 at his option in addition to the $1,750,000 financing contemplated under the Purchase Agreement under the same terms and conditions as the Purchase Agreement, (i.e., up to 39,683 investment units initially and up to 15,873 investment units at the Second Closing), and in such event, Mr. Sacks would (i) become a signatory to the Purchase Agreement, (ii) make a simultaneous payment of the purchase price for the number of investment units purchased by him, and
    (iii) have the rights and obligations under the Purchase Agreement to purchase additional investment units at the Second Closing.

              The Issuer's agreements and covenants with respect to not making expenditures without the approval of one of the Purchasers' Representatives, not making material sales or marketing contracts without the approval of JMC, paying a consulting fee to JMCII and not entering into certain agreements or relationships without the approval of one of the Purchasers' Representatives will terminate after the second anniversary of the First Closing on the earlier of (i) such time after such date as the closing price of the Common Stock on NASDAQ shall have equaled or exceeded $4.00 per share for 60 consecutive trading days or (ii) the fifth anniversary of the First Closing. The Issuer's further agreement and covenant with respect to not transferring or encumbering any intellectual property will

CUSIP NO. 654865 10 4             13D                     Page 29 of 32 Pages


terminate at such time as the Issuer shall have discharged all of its liabilities to unsecured creditors under the Issuer's Plan of Reorganization as confirmed on April 7, 1995.

              The shares of Common Stock and Purchase Agreement Warrants issued pursuant to the Purchase Agreement have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). In connection with the Purchase Agreement, the Issuer entered into a Registration Rights Agreement with the Purchase Agreement Investors pursuant to which the Issuer agreed to register under the Securities Act the shares of Common Stock owned by the Purchase Agreement Investors and the shares of Common Stock issuable upon exercise of the Purchase Agreement Warrants. The Issuer has agreed to use all reasonable efforts to have a registration statement covering all of the shares of Common Stock acquired by the Purchase Agreement Investors or issuable upon exercise of the Purchase Agreement Warrants acquired by the Purchase Agreement Investors declared effective no later than the earlier of (i) the date the Issuer is required to file its Annual Report on Form 10-K for the fiscal year ending August 31, 1999 with the Securities and Exchange Commission or (ii) 60 days following delivery to the Issuer of written request for registration by Purchase Agreement Investors (or certain transferees of the shares of Common Stock and Purchase Agreement Warrants acquired by the Purchase Agreement Investors) owning at least 25% of the shares of Common Stock outstanding (assuming, for such purposes, that all Purchase Agreement Warrants have been exercised and the holders of the Purchase Agreement Warrants are the owners of the shares of Common Stock issuable upon exercise of their Purchase Agreement Warrants). The foregoing summary of certain provisions of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

              Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities named in Item 2 above or between the persons or entities named in Item 2 above and any other person with respect to the securities of the Issuer, including but not limited to contracts, arrangements or understandings with respect to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.       Material to be filed as Exhibits.

Exhibit 1.    Agreement regarding the joint filing of this Statement.

Exhibit 2. Common Stock and Five-Year Warrant Purchase Agreement dated as of June 15, 1998 between the

CUSIP NO. 654865 10 4             13D                     Page 30 of 32 Pages


              Issuer, the Purchase Agreement Investors and Sam Oolie and Samuel Gottfried.

Exhibit 3.    Form of Warrant. (Attached to the Purchase Agreement as
              Exhibit A.)

Exhibit 4. Registration Rights Agreement dated as of June 15, 1998 between the Issuer and the Purchase Agreement Investors. (Attached to the Purchase Agreement as Exhibit D.)

CUSIP NO. 654865 10 4             13D                     Page 31 of 32 Pages

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

June 26, 1998                              NF PARTNERS, LLC

                                           By     /s/ Andrew H. Tisch
                                              Andrew H. Tisch, Manager


                                           JMC INVESTMENTS LLC


                                           By     /s/ John Capozzi
                                              John Capozzi, Manager


                                           RAVITCH RICE & COMPANY LLC


                                            By     /s/ Donald S. Rice
                                              Donald S. Rice, Managing Director


                                               /s/ Barry L. Bloom
                                                    Barry L. Bloom


                                               /s/ Robyn Samuels
                                                     Robyn Samuels


                                               /s/ Paul A. Downey
                                                      Paul A. Downey

CUSIP NO. 654865 10 4             13D                     Page 32 of 32 Pages


                                               /s/ Robert N. Downey
                                                      Robert N. Downey


                                               /s/ Robert H. Savage
                                                      Robert H. Savage


                                              /s/ Thomas M. Steinberg
                                                     Thomas M. Steinberg


                                              /s/ Andrew H. Tisch
                                                     Andrew H. Tisch


                                              /s/ John Capozzi
                                                     John Capozzi